Exhibit 99.1

Baidu Announces Third Quarter 2011 Results

BEIJING, China, October 27, 2011 – Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the third quarter ended September 30, 20111.

Third Quarter 2011 Highlights

•	Total revenues in the third quarter of 2011 were RMB4.175 billion ($654.7 million), an 85.1% increase from the corresponding period in 2010.

•	Operating profit in the third quarter of 2011 was RMB2.226 billion ($349.1 million), an 88.5% increase from the corresponding period in 2010.

•

Net income attributable to Baidu in the third quarter of 2011 was RMB1.882 billion ($295.0 million), a 79.8% increase from the corresponding period in 2010. Diluted earnings attributable to Baidu per ADS[2] (EPADS) for the third quarter of 2011 were RMB5.38 ($0.84); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2011 were RMB5.49 ($0.86).

Robin Li, chairman and chief executive officer of Baidu commented, “Baidu recorded stellar results in the third quarter driven by rapid growth in customer spending and user traffic. In particular, spending by large customers significantly outperformed our expectations as we continued to build strong relationships with high quality companies. China’s search industry is still in its early stages, and as the clear industry leader we see enormous room for continuing growth as users and online marketing customers become increasingly sophisticated.”

“On the user front, during the third quarter we launched a personalized homepage feature which provides users with a Baidu experience uniquely tailored to their individual online behavior, as well as instant and centralized access to their online social activities,” Mr. Li continued. “As we continue to create new ways for users to engage with the Internet, we believe that more and more people will rely on Baidu as their online gateway, further solidifying Baidu’s position at the heart of China’s Internet ecosystem.”

Jennifer Li, Baidu’s chief financial officer, commented, “We enjoyed another strong quarter of top and bottom line growth, while maintaining a robust level of investment in R&D, infrastructure development and new strategic opportunities to support our future growth.”

“In this quarter, we completed the acquisition of Qunar, a leading travel search engine in China, and for the first time consolidated Qunar’s financial results. In addition, to support the rapid growth of our online video service provider Qiyi, we made a $23 million cash contribution and incurred a charge based on equity method accounting. Our EPADS would have been $0.91 without this charge associated with Qiyi.”

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3780 to US$1.00, the effective noon buying rate as of September 30, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Effective on May 12, 2010, Baidu adjusted the ratio of its American depositary shares (“ADSs”) representing Class A ordinary shares from one (1) ADS for one (1) Class A ordinary share to ten (10) ADSs for one (1) Class A ordinary share. All earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

Third Quarter 2011 Results

Baidu reported total revenues of RMB4.175 billion ($654.7 million) for the third quarter of 2011, representing an 85.1% increase from the corresponding period in 2010.

Online marketing revenues for the third quarter of 2011 were RMB4.174 billion ($654.4 million), representing an 85.1% increase from the corresponding period in 2010. Baidu had approximately 304,000 active online marketing customers in the third quarter of 2011, representing an 11.8% increase from the corresponding period in 2010 and a 2.0% increase from the previous quarter. Revenue per online marketing customer for the third quarter was approximately RMB13,700 ($2,148), a 65.1% increase from the corresponding period in 2010 and a 19.1% increase from the previous quarter.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB334.1 million ($52.4 million), representing 8.0% of total revenues, as compared to 8.9% in the corresponding period in 2010 and 7.9% in the second quarter of 2011.

Bandwidth costs as a component of cost of revenues were RMB165.7 million ($26.0 million), representing 4.0% of total revenues, compared to 3.8% in the corresponding period in 2010. Depreciation costs as a component of cost of revenues were RMB176.9 million ($27.7 million), representing 4.2% of total revenues, compared to 3.7% in the corresponding period in 2010. The increase was mainly due to an increase in network infrastructure capacity.

Selling, general and administrative expenses were RMB460.2 million ($72.2 million), representing an increase of 55.4% from the corresponding period in 2010, primarily due to increased personnel costs and marketing expenses.

Research and development expenses were RMB382.7 million ($60.0 million), an 86.9% increase from the corresponding period in 2010. The increase was primarily due to increased R&D headcount.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB39.4 million ($6.2 million) in the third quarter of 2011, compared to RMB24.4 million in the corresponding period in 2010 and RMB34.7 million in the previous quarter.

Operating profit was RMB2.226 billion ($349.1 million), representing an 88.5% increase from the corresponding period in 2010. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB2.266 billion ($355.2 million), an 87.9% increase from the corresponding period in 2010.

Loss from equity method accounting was RMB156.2 million ($24.5 million), representing an increase of RMB153.4 million ($24.1m) from the corresponding period in 2010. This increase was mainly due to a $23 million cash investment made in Qiyi.

Income tax expense was RMB317.6 million ($49.8 million), compared to an income tax expense of RMB165.2 million in the corresponding period in 2010. The effective tax rate for the third quarter of 2011 was 14.5%, compared to 13.6% for the corresponding period in 2010 and 14.9% in the previous quarter. The year-on-year increase was due to expiration of some PRC subsidiaries’ preferential tax rates.

Net income attributable to Baidu was RMB1.882 billion ($295.0 million), representing a 79.8% increase from the corresponding period in 2010. Basic and diluted earnings attributable to Baidu per ADS for the third quarter of 2011 amounted to RMB5.39 ($0.85) and RMB5.38 ($0.84), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB1.921 billion ($301.2 million), a 79.4% increase from the corresponding period in 2010. Basic and diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2011 amounted to RMB5.50 ($0.86) and RMB5.49 ($0.86), respectively.

As of September 30, 2011, Baidu had cash, cash equivalents and short-term investments of RMB11.442 billion ($1.794 billion). Net operating cash inflow and capital expenditures for the third quarter of 2011 were RMB1.761 billion ($276.1 million) and RMB489.9 million ($76.8 million), respectively.

Adjusted EBITDA (non-GAAP), defined in this announcement as net income before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB2.509 billion ($393.4 million) for the third quarter of 2011, representing a 90.1% increase from the corresponding period in 2010.

Outlook for Fourth Quarter 2011

Baidu currently expects to generate total revenues in an amount ranging from RMB4.410 billion ($691.4 million) to RMB4.535 billion ($711.0 million) for the fourth quarter of 2011, representing a 79.9% to 85.0% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on October 27, 2011, U.S. Eastern Daylight Time (8:00 AM on October 28, 2011, Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6723-9381
US:	+1-718-354-1231
UK:	0808-234-6646
Hong Kong:	+852-2475-0994

Passcode for all regions: 18772241

A replay of the conference call may be accessed by phone at the following number until November 3, 2011:

International: +61-2-8235-5000

Passcode: 18772241

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Each of Baidu’s Class A ordinary shares is represented by 10 ADSs.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter 2011 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with U.S. GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income attributable to Baidu, Inc. excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation of or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since five years ago. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: 86-10-5992-7244

ir@baidu.com

Cynthia He

Brunswick Group LLC

Tel: 86-10-6566-2256

che@brunswickgroup.com

U.S.

Ms. Cindy Zheng

Brunswick Group LLC

Tel: 1-212-333-3810

czheng@brunswickgroup.com

Baidu, Inc.

Condensed Consolidated Balance Sheets

(in RMB thousands)	September 30 2011	December 31 2010
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	5,868,566	7,781,976
Restricted cash	473,496	38,278
Short-term investments	5,573,154	376,492
Accounts receivable, net	653,203	296,900
Other assets, current	994,818	103,654
Due from related parties	158,748	98,660
Deferred tax assets, net	136,689	86,487

Total current assets	13,858,674	8,782,447

Non-current assets:
Fixed assets, net	2,533,615	1,622,412
Intangible assets, net	934,424	115,798
Goodwill	2,435,883	63,686
Long-term investments, net	450,887	287,968
Deferred tax assets, net	30,843	30,843
Due from related parties, non-current	100,000	—
Other assets, non-current	522,328	145,285

Total non-current assets	7,007,980	2,265,992

TOTAL ASSETS	20,866,654	11,048,439

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	127,560	—
Accounts payable and accrued liabilities	2,335,263	1,317,771
Customer advances and deposits	1,322,997	1,029,344
Deferred revenue	163,322	109,032
Deferred income	29,799	—
Due to related parties	—	95,700
Loans payable, current	23,000	—
Share-based compensation liability, current	180,858	—

Total current liabilities	4,182,799	2,551,847

Non-current liabilities:
Deferred income	—	5,000
Loans payable, non-current	2,327,280	86,000
Due to related parties, non-current	150,863	—
Deferred tax liability, non-current	133,663	—

Total non-current liabilities	2,611,806	91,000

Total liabilities	6,794,605	2,642,847

Redeemable noncontrolling interest	937,199	—

Shareholders’ equity

Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 27,045,340 shares and 27,099,728 shares issued and outstanding as at December 31, 2010 and September 30, 2011	12	12

Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 7,804,332 shares and 7,803,000 shares issued and outstanding as at December 31, 2010 and September 30, 2011	3	3
Additional paid-in capital	1,684,206	1,557,258
Accumulated other comprehensive loss	(100,461)	(117,378)
Retained earnings	11,550,664	6,965,697

Total Baidu, Inc. Shareholders’ Equity	13,134,424	8,405,592
Noncontrolling Interest	426	—

Total equity	13,134,850	8,405,592

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,866,654	11,048,439

Baidu, Inc.

Condensed Consolidated Statements of Income

	For the Three Months Ended
(in RMB thousands except for share, per share and per ADS information)	Sep 30, 2011	Sep 30, 2010	June 30, 2011
	Unaudited	Unaudited	Unaudited

Revenues:
Online marketing services	4,173,869	2,255,512	3,414,454
Other services	1,596	348	568

Total revenues	4,175,465	2,255,860	3,415,022

Operating costs and expenses:
Cost of revenues (note 1, 2)	(1,106,218)	(573,571)	(880,364)
Selling, general and administrative (note 2)	(460,212)	(296,189)	(377,539)
Research and development (note 2)	(382,706)	(204,731)	(298,668)

Total operating costs and expenses	(1,949,136)	(1,074,491)	(1,556,571)

Operating profit	2,226,329	1,181,369	1,858,451

Other income:
Interest income	97,938	17,410	62,912
Foreign exchange loss, net	(2,343)	—	(57)
Loss from equity method investments	(156,175)	(2,776)	(7,578)
Other income, net	27,457	15,809	4,412

Total other income	(33,123)	30,443	59,689

Income before income taxes	2,193,206	1,211,812	1,918,140

Income taxes	(317,568)	(165,159)	(285,502)

Net income	1,875,638	1,046,653	1,632,638

Less: Net loss attributable to the noncontrolling interest	(5,993)	—	(141)
Net income attributable to Baidu, Inc.	1,881,631	1,046,653	1,632,779

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc. common shareholders-Basic	53.92	30.06	46.80
Net income attributable to Baidu, Inc. common shareholders-Diluted	53.81	29.97	46.70

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu, Inc. common shareholders-Basic	5.39	3.01	4.68
Net income attributable to Baidu, Inc. common shareholders-Diluted	5.38	3.00	4.67

Weighted average number of Class A and Class B ordinary shares outstanding
Basic	34,898,813	34,816,282	34,887,961
Diluted	34,967,620	34,924,125	34,963,971

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(302,855)	(141,168)	(234,953)
Traffic acquisition costs	(334,120)	(201,720)	(269,062)
Bandwidth costs	(165,710)	(85,399)	(146,652)
Depreciation costs	(176,906)	(84,173)	(143,230)
Operational costs	(124,829)	(59,791)	(84,627)
Share-based compensation expenses	(1,798)	(1,320)	(1,840)

Total cost of revenues	(1,106,218)	(573,571)	(880,364)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(1,798)	(1,320)	(1,840)
Selling, general and administrative	(12,718)	(9,544)	(11,672)
Research and development	(24,845)	(13,564)	(21,201)

Total share-based compensation expenses	(39,361)	(24,428)	(34,713)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended September 30, 2010			Three months ended June 30, 2011			Three months ended September 30, 2011
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	1,181,369	24,428	1,205,797	1,858,451	34,713	1,893,164	2,226,329	39,361	2,265,690

	Three months ended September 30, 2010			Three months ended June 30, 2011			Three months ended September 30, 2011
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Net income attributable to Baidu, Inc	1,046,653	24,428	1,071,081	1,632,779	34,713	1,667,492	1,881,631	39,361	1,920,992

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended September 30, 2010	As a % of total revenues	Three months ended June 30, 2011	As a % of total revenues	Three months ended September 30, 2011	As a % of total revenues
Net cash provided by operating activities	1,264,502	56%	2,082,597	61%	1,761,126	42%

Changes in assets and liabilities, net of effects of acquisitions	(79,043)	-4%	(231,103)	-6%	397,373	10%
Income taxes expenses	165,159	7%	285,502	8%	317,568	7%
Interest income and other, net	(30,443)	-1%	(59,689)	-2%	33,123	1%

Adjusted EBITDA	1,320,175	58%	2,077,307	61%	2,509,190	60%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.